AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENiX

07022676

~~SEC#82-5258~~

2 April 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 28 March 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

AGENIX

28 March 2007

AGENIX COMPLETES PLACEMENT OF SHARES TO RAISE $3.5 MILLION AND SECURES UNDERWRITER FOR PROPOSED RIGHTS ISSUE

Agenix announces the successful placement to institutional and sophisticated investors in Australia and Asia of 31,889,000 million shares at $0.11 per share to raise $3,507,790 before costs, to assist with the funding of the initial cash component of the SHRG acquisition announced to the market on 14 February 2007.

In addition, Overseas Alliance Financial Limited ("OAFL"), a Malaysian based investment group, has been appointed underwriter of the proposed rights issue. It is understood that OAFL will not be seeking to sub-underwrite any part of the rights issue to other parties and hopes to become a long term Agenix shareholder.

The rights issue is intended to raise $6,723,333 before costs for the sales and marketing launch of SHRG's hepatitis B virus drug which has completed Phase III clinical trials and is currently awaiting China State Food and Drug Administration approval.

Agenix CEO and Managing Director, Mr Neil Leggett, stated: "Viral illnesses such as hepatitis B virus are massive medical problems in Asia. As a result, there has been significant demand in Asia for both our initial placement and for the underwriting of the rights issue."

"On completion of the rights issue, Agenix will be in a very strong cash position. This will be further enhanced by the strong cash inflows from SHRG expected to commence in the second half of this calendar year, he added."

The Agenix Board has determined that the rights issue will be a 1:4 issue at an issue price of $0.11. An attaching option will be issued for each 3 new shares subscribed, with each option having an exercise price of $0.30 and an expiry date of 30 June 2011.

Mr Ravi Govindan, Agenix Chairman stated: "Through our acquisition of SHRG in China we are creating an Asian bio-pharmaceutical growth platform. Information will be provided to shareholders between now and the EGM which will illustrate the value that the SHRG acquisition represents to the company."

An Extraordinary General Meeting of Shareholders to approve, amongst other things, the acquisition of SHRG and a second placement, is being held on 17 April 2007.

Agenix is seeking shareholder approval to make a second placement of up to 100 million shares as disclosed in the Notice of Meeting posted to shareholders and lodged with the ASX on 19 March 2007. This placement, which could be a combination of both equity and convertible debt, would assist with the acceleration of the SHRG product development pipeline.

Mr Leggett added: "There is no urgency for us to raise funds under the second placement, which could take place after SHRG receives market launch approval for its hepatitis B virus drug. The second placement is likely to be priced much higher than the initial placement and rights issue. We also have the capacity to explore traditional debt alternatives once cash flows in China commence."

Agenix expects to distribute the prospectus for the rights issue to shareholders on 19 April 2007.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY]** is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix is also seeking shareholder approval to acquire two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a bio-pharmaceutical company which has a pipeline of anti-viral products in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 50 million tablets per annum.

www.agenix.com

END